                            SHARE PURCHASE AGREEMENT

         THIS AGREEMENT made as of the 26th day of March, 2001.

BETWEEN:

         OLEG FELDGAJER

         (the "Vendor")

                                                               OF THE FIRST PART

         - and -



         VOICEIQ INC., a corporation existing under the laws of the Province of Ontario

         (the "Purchaser")

                                                              OF THE SECOND PART

         WHEREAS the issued and outstanding shares of International Neural Machines Inc. ("INM") consist of 20,000 common shares;

         AND WHEREAS as at the date hereof, the Vendor is the registered and beneficial owner of 9,300 common shares (the "Purchased Shares") in the capital of INM as shown in Section 2.1 hereof and the Purchaser is the registered and beneficial owner of 7,300 common shares in the capital of INM;

         AND WHEREAS, the Purchaser has agreed to purchase from the Vendor, and the Vendor has agreed to sell to the Purchaser, the Purchased Shares on the terms and conditions set forth herein;

         NOW THEREFORE in consideration of the mutual covenants and agreements contained herein, the parties hereto agree with each other as follows:



                                   ARTICLE 1
                                INTERPRETATIONS

1.1 DEFINITIONS. Where used herein or in any amendment or supplement hereof, unless the context otherwise requires, the words and phrases with initial capitals set forth below will have the meanings so set forth therein.

         "AGREEMENT" means this Agreement and all Schedules and all instruments supplemental hereto or in amendment or confirmation hereof.

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        "ASSETS" means the undertaking, property and assets of INM of every kind and description and wheresoever situated.

        "BOOKS AND RECORDS" means all books, records, books of account, sales and purchase records, lists of suppliers and customers, business reports and all other documents, files, records, correspondence, and other data and information, financial or otherwise, including all data and information stored on computer-related media, research materials and research and development files relating to INM or the Business.

        "BUSINESS" means the business carried on at the date hereof by INM which consists of the business of artificial intelligence software that assists companies to detect fraudulent practices in the financial services industry.

        "BUSINESS DAY" means any day except Saturday, Sunday, or any day on which banks are generally not open for business in the City of Toronto.

        "CDNX" means the Canadian Venture Exchange.

        "CLOSING" means the time of closing on the Closing Date provided for in
        Section 5.1.

        "CLOSING DATE" means May 1, 2001 or such earlier or later date as may be agreed in writing by the parties to this Agreement.

        "CONSIDERATION SHARES" has the meaning ascribed thereto in Section 2.2.

        "CONTRACT" means any agreement, obligation, contract, understanding, commitment, indenture or instrument, whether written, oral or implied.

        "ELECTED AMOUNT" has the meaning ascribed thereto in Section 2.4(1).

        "EMPLOYEES" means all of the employees of INM whether salaried or otherwise employed by them including, without limitation, those on any temporary lay-off, leave of absence or sick leave at that time.

        "ENCUMBRANCE" means any mortgage, charge, pledge, claim, hypothecation, lien, encumbrance, restriction, option, right of others or security interest of any kind, whether fixed or floating, absolute, contingent or conditional.

        "FINANCIAL STATEMENTS" means audited financial statements of INM as at September 30, 2000 and April 30, 2000 and the unaudited financial statements of INM as at December 31, 2000, copies of which are attached hereto as Schedule 3.1(19).

        "GAAP" means those accounting principles which are recognized as being generally accepted in Canada from time to time as set forth in the handbook published by the Canadian Institute of Charted Accountants, consistently applied.

        "GOVERNMENTAL AUTHORIZATION" means any approval, authorization, certificate, commitment, consent, franchise, grant, license, order, permit, privilege, quota, registration or right, or the like which may be issued or granted by any Governmental Body.

        "GOVERNMENTAL BODY" means any government, parliament, legislature, regulatory authority, governmental department, agency, commission, board, tribunal, crown corporation, or court or other law, rule or regulation making entity having or purporting to have jurisdiction on behalf of any nation or state or province or other subdivision thereof or any municipality, district or other subdivision thereof.

        "GOVERNMENTAL NOTICE" means any citation, directive, order, claim, litigation, investigation, notice, proceeding, judgment, letter or other communication, written or oral, actual or threatened, from any Governmental Body.

        "INDEBTEDNESS" means, with respect to any Person, any liability of any type or kind whatsoever, whether absolute, contingent or otherwise.

        "INM" means International Neural Machines Inc., a corporation incorporated under the laws of Ontario.

        "INM SHAREHOLDERS AGREEMENT" means the Unanimous Shareholders Agreement dated March 20, 1997 among INM, Working Ventures Canadian Fund Limited, Oleg Feldgajer and Aleksander Szlam, as amended to the date hereof.

        "INTERIM PERIOD" means the period commencing on the date hereof and ending at Closing.

        "INTELLECTUAL PROPERTY" means Trade-Marks, Technology and all copyrights, industrial designs and other industrial or intellectual property of, or pertaining to, or used in connection with the Business and all licenses, permissions, agreements and other contracts and commitments relating to any of the foregoing to which INM is a party.

        "LAWS" means any and all applicable federal, provincial, municipal or local laws, statutes, regulations, ordinances, rules, guidelines, policies, notices, orders and directions or other requirements of any government or political subdivision, agency or instrumentality thereof, or of any court, tribunal or similar body.

        "LIENS" means any and all liens, mortgages, charges, hypothecs, pledges, security interests, prior assignments, options, warrants or other encumbrances, and claims, rights, restrictions and other interests of any nature and kind whatsoever which affect, by way of a conflicting ownership interest or otherwise, in any manner whatsoever title to any particular property.

        "MATERIAL ADVERSE CHANGE" means any change or other circumstance or event which has had or could reasonably be expected to have a material adverse change on the condition (financial or otherwise) of INM or its Business, taken as a whole, having regards to its earnings, liabilities, properties, operations and prospects.

        "MATERIAL AGREEMENTS" means, collectively, the Premises Leases and the Personal Property Leases.

        "PERMITS" means all Governmental Authorizations relating to or required for the operation of INM.

        "PERSON" means any individual, legal or personal representative, partnership, company, corporation, incorporated syndicate, unincorporated association, trust or Governmental Body or any other entity however designated or constituted and words importing "persons" have a similar meaning.

        "PERSONAL PROPERTY LEASES" has the meaning ascribed thereto in Section 3.1(24) hereof.

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        "PREMISES LEASES" has the meaning ascribed thereto in Section 3.1(23)
        hereof.

        "PURCHASE PRICE" has the meaning ascribed thereto in Section 2.2.

        "PURCHASED SHARES" has the meaning ascribed thereto in the recitals.

        "PURCHASER" or "VIQ" means VoiceIQ Inc., a corporation incorporated under the laws of the Province of Ontario.

        "PURCHASER'S COUNSEL" means Blake, Cassels & Graydon LLP, Toronto, Ontario.

        "TAX" or "TAXES" means all taxes, charges, fees, levies, imposts and other assessments of any kind or nature whatsoever, including all income, sales, use, goods and services, value added, capital, capital gains, alternative, net worth, transfer, profits, withholding, payroll, employer health, excise, franchise, real property and personal property taxes, and any other taxes, customs duties, fees, assessments or similar charges in the nature of a tax including Canada Pension Plan and provincial pension plan contributions, employment insurance payments and workers compensation premiums, together with any installments with respect thereto, and any interest, fines and penalties, imposed by any governmental authority (including federal, state, provincial, municipal and foreign governmental authorities), and whether disputed or not.

        "TAX ACT" means the Income Tax Act (Canada), R.C.C., 1985, C.1 (5th suppl.), as amended.

        "TECHNOLOGY" means all patterns, plans, designs, research and other compilations of data, trade secrets and other proprietary know-how and show-how, processes, production techniques, production formulations, formulae, drawings, blue prints, flow sheets, equipment and parts lists and descriptions and related instructions, manuals, data, records and procedures, all computer and data processing systems and all software programs and computer support documentation pertaining to or used in connection with the Business.

        "TRADE-MARKS" means all registered and unregistered trade-marks, trade names, business names, brand names, brands, designs, logos, identifying indicia and service marks pertaining to or used in connection with the Business and all registrations and applications relating thereto.

        "VENDOR'S COUNSEL" means Shuh Cline and Grossman.

        "VIQ SHARES" means the common shares in the capital of the Purchaser.

1.2 HEADINGS. The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 GENDER AND NUMBER. Unless the context otherwise requires, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4 CURRENCY. All amounts expressed herein in terms of money refer to the Canadian dollar, and all payments to be made hereunder shall be made in cash or certified cheque or any other method that provides immediately available funds.

1.5 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof. There are no warranties, conditions or representations

(including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.

1.6 BUSINESS DAYS. If any payment is required to be made or any action is required to be taken pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be made or taken on the next Business Day.

1.7     SCHEDULES. The following schedules form part of this Agreement:

        Schedule 3.1(7)      -     Schedule of Licences and Permits
        Schedule 3.1(19)     -     Financial Statements of INM
        Schedule 3.1(23)     -     Schedule of Premises Leases
        Schedule 3.1(24)     -     Schedule of Personal Property Leases
        Schedule 3.1(28)     -     Schedule of Employees
        Schedule 6.1(6)      -     Form of Release
        Schedule 6.1(12)     -     Form of Vendor's Counsel Opinion
        Schedule 6.1(13)     -     Form of Non-Competition Agreement
        Schedule 6.3(7)      -     Form of Purchaser's Counsel Opinion



                                   ARTICLE 2
                          PURCHASE OF PURCHASED SHARES

2.1 PURCHASE OF THE PURCHASED SHARES. Subject to the terms and conditions set forth in this Agreement, the Purchaser agrees to purchase from the Vendor, and the Vendor agrees to sell, assign and transfer to the Purchaser, the Purchased Shares at Closing.

2.2 PURCHASE PRICE. The aggregate purchase price (the "Purchase Price") payable by the Purchaser for the Purchased Shares shall be $3,251,600. The Purchase Price shall be paid and satisfied by the issue of 2,956,000 VIQ Shares (the "Consideration Shares") to the Vendor at Closing.

2.3     RESTRICTIONS ON RESALE OF COMMON SHARES

    (1) The Common Shares issued to the Vendor pursuant to Section 2.2 shall not be sold, transferred or otherwise disposed of except as provided below:

        (a) none of such shares may be transferred without the prior written consent of the Purchase during the period of 12 months following the Closing Date; and

        (b) from and after such 12 month period, such Common Shares shall be freely transferable subject to the additional resale restrictions described in subsection 2.3(2) below.

    (2) If the Vendor intends to sell or transfer any of the Common Shares after the 12 month restricted period as provided in subsection 2.3(1), the Vendor shall be free to sell such shares free of any resale restrictions, provided that either (i) in any calendar month the Vendor shall not sell more than 100,000 Common Shares into the public market on the facilities of the stock market on which the Common Shares are traded, or (ii) the Consideration Shares are sold to an arm's-length purchaser in a private transaction not conducted through the facilities of any stock market or other public market.

2.4     TAX ELECTION

    (1) Residency. The Vendor represents and warrants that he is not a non-resident of Canada for the purposes of section 116 of the Tax Act.

    (2) Subsection 85(1). The Purchaser and the Vendor hereby agree to elect jointly under subsection 85(1) of the Tax Act, in the prescribed form and within the prescribed time for purposes of the Tax Act, and shall therein agree with respect to the transfer of the Purchased Shares to be sold by the Vendor as shown on Section 2.1 hereof that an amount determined in the discretion of the Vendor, which is at least equal to the lesser of the cost amount of the Purchased Shares owned by the Vendor and the fair market value of such Purchased Shares to the Vendor and not greater than the fair market value of the Purchased Shares (the "Elected Amount") shall be the Vendor's proceeds of disposition and the Purchaser's cost of acquiring the Purchased Shares sold by the Vendor.

    (3) Adjustment of Elected Amounts. In the event that the Canada Customs and Revenue Agency disputes the Elected Amount of the Purchased Shares, the Purchaser and the Vendor hereby agree to apply to the Minister of National Revenue for permission to amend the Tax Act election referred to in Section 2.4(2) in accordance with the provisions of the Tax Act and the regulations thereunder so that the Elected Amount for the Purchased Shares shall be the amount finally determined as such Elected Amount, whether by a court of competent jurisdiction or the Canada Customs and Revenue Agency (in either case where no further right of appeal is available), or by a settlement approved by the Vendor and the Canada Customs and Revenue Agency.

    (4) Provincial Tax Legislation. For the purposes of this Agreement, where the context so permits, any reference to the Tax Act includes a reference to any analogous provincial legislation, any reference to any provision of the Tax Act includes a reference to the corresponding provision of any such analogous provincial legislation, any reference to the Canada Customs and Revenue Agency includes a reference to any relevant provincial taxation authority and any reference to a filing or similar requirement imposed under the Tax Act includes a reference to any relevant provincial taxation authority and any reference to a filing or similar requirement imposed under the Tax Act includes a reference to any corresponding filing or requirement imposed under any such analogous provincial legislation.

2.5 INM SHAREHOLDERS AGREEMENT. The Vendor agrees to provide the Purchaser with any consents or approvals required under the INM Shareholders Agreement in respect of the transfer of the Purchased Shares or the transfer of shares of INM owned by Aleksander Szlam to the Purchaser. Upon the purchase of shares of INM by the Purchaser from the Vendor and Aleksander Szlam, the INM Shareholder Agreement shall terminate and be void, including, without limitation, the Management Option set out in Section 7.12 thereof.

2.6 REGULATORY APPROVAL. Completion of the transactions provided for herein are subject to receipt by the Purchaser of the consent of the CDNX to the issue of the Consideration Shares.

2.7     SECURITIES REPRESENTATIONS

    (1) The Vendor acknowledges that the Purchaser is a reporting company in Canada and the United States and therefore files information with the Ontario Securities Commission and with the Securities and Exchange Commission in the United States ("Public Information"). The Vendor represents that it has reviewed the Public Information and is fully familiar with Purchaser's current business and future prospects. All statements, facts, representations, projections, descriptions, estimates, opinions, views, expectations, plans, observations, analyses, judgments, forecasts, assessments, warranties, and assumptions set forth in the Public Information are subject to, and qualified in their entirety by, this Agreement.

    (2) The Vendor acknowledges that the Purchaser has made available to it all requested documents and records in its possession, and has offered to the Vendor an opportunity to discuss this transaction with the Purchaser and/or representatives of the Purchaser and obtain any additional information necessary to verify the accuracy of any information furnished. The Vendor acknowledges that no information furnished by the Purchaser constitutes investment, accounting, legal or tax advice. The Vendor is relying solely upon itself and its professional advisors, if any, for such advice.

    (3) The Vendor has relied solely upon its own independent investigation in making a decision to sell the Purchased Shares for the Consideration Shares. The Consideration Shares are speculative investments which involve a substantial degree of risk with no assurance of any income from such investments and the possibility that such Consideration Shares may become worthless. The Purchasers acknowledges that the Consideration Shares are not traded on any stock exchange in the United States and that there is only a limited market for the Consideration Shares in the United States. The Vendor must therefore be prepared to bear the economic risks of owning the Consideration Shares for an indefinite period.

    (4) The Vendor acknowledges that (a) the Consideration Shares are not being registered under the laws of any jurisdiction and are being sold pursuant to an exemption from registration set forth in the Securities Act of 1933, as amended, (the "Securities Act") and (b) Purchaser has not furnished the Vendor with all information that would be included in the applicable registration statement if the Consideration Shares were offered and registered under the Securities Act.

    (5) The Vendor represents that the Consideration Shares will be acquired solely for the account of the Vendor, solely for investment purposes and not with a view to resale or distribution, and that no other person has, or will acquire, any direct or indirect interest in the Consideration Shares. The Vendor has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person, or anyone else, the Consideration Shares, or any interest therein, and the Vendor has no plans to enter into any such contract, undertaking, agreement or arrangement. The Vendor understands that he may not dispose of the Consideration Shares, or any part thereof, or any interest therein, unless and until legal counsel for Purchaser shall have provided its written opinion that the intended disposition does not violate the law of any jurisdiction. The Vendor acknowledges that the Consideration Shares are non-transferable, that it will not be possible for the Vendor to liquidate the Consideration Shares readily in case of an emergency and, therefore, must bear the financial risk of owning the Consideration Shares investment for an indefinite period.

    (6) The Vendor is knowledgeable and experienced in making and evaluating investments. The investments of the Vendor in, and their commitments to, all non-liquid investments (including an investment in Purchaser) are reasonable in relation to their respective net worths, and the Vendor has the ability to bear the financial risk of an investment in Purchaser.

    (7) The Vendor will indemnify and hold Purchaser, its affiliates, and representatives, harmless from and against any and all loss, liability, cost, damage, expense (including attorney's fees and expenses) and claims arising out of, in connection with or resulting (i) from the sale or distribution of any Consideration Shares by the Vendor in violation of any applicable law, rule or regulation, and (ii) any misrepresentation by the Vendor or any breach of any warranties herein or any covenants or agreements set forth herein.

    (8) The Vendor understands and acknowledges that no federal or state agency, governmental authority, regulatory body, stock exchange or other entity in the United States, or any other jurisdiction, has made any finding or determination as to the merits of the Consideration Shares, nor have any such agencies, governmental authorities, regulatory bodies, stock exchanges or other entities made any recommendation or endorsement with respect to the Consideration Shares.

    (9) The Vendor represents, warrants, and acknowledges that (a) the Consideration Shares were not offered or distributed to the Vendor through an advertisement in printed media of general and regular paid circulation, radio or television, and (b) they did not attend any seminars or meetings regarding this transaction, in which the attendees were invited by any general solicitation or general advertising.

                                   ARTICLE 3
                         REPRESENTATIONS AND WARRANTIES

3.1 REPRESENTATIONS AND WARRANTIES OF THE VENDOR. The Vendor represents and warrants to the Purchaser that as of the date hereof:

    (1) Due Incorporation, etc. INM is a company duly incorporated and organized and validly existing under the laws of Ontario and is duly organized and validly subsisting in good standing under such laws.

    (2) Authorized and Issued Capital. The authorized capital of INM consists of an unlimited number of Common Shares and an unlimited number of special shares, of which 20,000 Common Shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of INM. The Purchased Shares constitute all of the issued and outstanding shares in the capital of INM.

    (3) No Options, etc. No Person has any agreement or option or any right or privilege (whether by law, preemptive or contractual) capable of becoming an agreement or option for the purchase from the Vendor of any of the Purchased Shares (except the Purchaser pursuant to this Agreement) or entitling any person other than the Vendor to share in the proceeds of this transaction and no person has any agreement or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase, subscription, allotment or issuance of any of the unissued shares in the capital of INM or of any other securities of INM.

    (4) Records. The minute books of INM, copies of which have been provided to the Purchaser, contain accurate and complete copies of all the constating documents of INM. There are no applications or filings outstanding which would alter in any way the constating documents or corporate status of INM. No resolutions or by-laws have been passed, enacted, consented to or adopted by the directors or shareholders of INM, except those contained in such minute books. The corporate records and minute books of INM have been maintained in accordance with all applicable statutory requirements and are complete and accurate.

    (5) Power and Authority. INM has the requisite corporate power, authority and capacity and is qualified to own, lease, dispose of or own its Assets and to carry on the Business as now conducted and as presently proposed to be conducted.

    (6) Conduct of Business. The Business is being conducted in the ordinary course, in a diligent, prudent and commercially reasonable manner and in material compliance with all statutes, regulations, by-laws, orders, covenants, restrictions or plans of all governmental authorities, agencies or boards applicable to its Business, including, without limitation, those requiring filing of returns and other documents.

    (7) Licenses and Permits. Except as disclosed in Schedule 3.1(7), INM owns, free and clear of any and all Liens, all licenses and Permits which are necessary for the conduct of the Business as presently conducted or intended to be conducted. Such rights are in full force and effect and INM is not in violation of any term or provision or requirement of any such licenses and Permits, none of which are now being challenged or threatened with challenge in any way.

    (8) Consents and Approvals. No consent or approval of, notice to or filing with, any Governmental Body having jurisdiction over any aspect of the Business or the Assets, and no consent or approval of or notice to any other person or entity is required in connection with the execution and delivery by Vendor of this Agreement or the consummation of the transactions contemplated hereby.

    (9) Litigation. There is no suit, action, proceeding, claim or investigation in any court or before any arbitrator or before or by any Governmental Body in progress, pending or, as far as the Vendor is aware, threatened, against or relating to INM or affecting the Business or the Assets which, if determined adversely, might materially and adversely affect the Business, Assets, future prospects or the financial condition of INM or the right of INM to use, reproduce and/or sell the Assets in whole or in part; and there is not presently outstanding against INM any judgment, decree, injunction, rule or order of any court, Governmental Body, or arbitrator.

    (10) Bankruptcy. INM has not proposed a compromise or arrangement to its creditors generally, had any petition for a receiving order in bankruptcy filed against it, taken any proceeding with respect to a compromise or arrangement, taken any proceeding to have itself declared bankrupt or wound-up, taken any proceeding to have a receiver appointed over any part of the Assets, had any encumbrancer take possession of any of its property, or had any execution or distress become enforceable or become levied upon any of its property.

    (11) Contracts in Good Standing. INM is not, in any material respect, in default under or in breach of, nor has it received any notice of default or termination under any material contract to which it is a party or by which it is bound and there exists no state of facts which after notice or lapse of time or both would constitute such a default or breach, and all such contracts are in good standing and INM is entitled to all benefits thereunder.

    (12) Transactions with Affiliates. Except as disclosed in the Financial Statements, there are no outstanding advances, loans, guarantees or agreements to provide any advances, loans, or guarantees between INM and/or any of the officers, directors, or employees or with any person not dealing at arm's length with INM within the meaning of the Tax Act.

    (13) Absence of Guarantees. INM has not given or agreed to give and is not a party to or bound by any guarantee, indemnification, assumption or endorsement of any Indebtedness or other obligations or liabilities (contingent or otherwise) of any third party.

    (14) Sale of Assets. There is no agreement, option or other right or privilege outstanding in favour of any person for the purchase from INM of the Business or any of the Assets out of the ordinary course of business.

    (15) Purchase of Assets. INM is not a party to any agreement to acquire the shares or other securities of any corporation or to acquire the business, property or assets of any person, corporation or other entity.

    (16) Absence of Conflicting Agreements. INM is not a party to, bound or affected by or subject to any indenture, mortgage, lease, agreement, instrument, charter or by-law provision, statute, regulation, judgment, decree or law which would be violated, contravened, breached by, or under which any obligation would be accelerated or default or termination would occur as a result of the consummation of any of the transactions contemplated by this Agreement.

    (17) Tax Matters

         (a) INM has prepared and filed on time with all appropriate Governmental Bodies all Tax returns, declarations, remittances, information returns, reports and other documents of every nature required to be filed by or on behalf of INM in respect of any Taxes or in respect of any other provision in any domestic or foreign federal, provincial, municipal, state, territorial or other taxing statute for all fiscal periods ending prior to the date hereof and will continue to do so in respect of any fiscal period ending on or before the Closing Date. All such returns, declarations, remittances, information returns, reports and other documents are correct and complete in all material respects, and no material fact has been omitted therefrom. No extension of time in which to file any such returns, declarations, remittances, information returns, reports or other documents is in effect. All Taxes shown on all such returns, or on any assessments or reassessments in respect of any such returns have been paid in full.

         (b) INM has paid in full all Taxes required to be paid on or prior to the date hereof and has made adequate provision in its Financial Statements in accordance with GAAP for the payment of all Taxes in respect of all fiscal periods ending on or before the Closing Date. Except to the extent reflected or reserved against in the Financial Statements, INM is not liable for any Taxes.

         (c) There are no reassessments of INM's Taxes that have been issued and are outstanding and there are no outstanding issues which have been raised and communicated to INM by any Governmental Body for any taxation year in respect of which a Tax return of INM has been audited. No Governmental Body has challenged, disputed or questioned INM in respect of Taxes or of any returns, filings or other reports filed under any statute providing for Taxes. INM is not negotiating any draft assessment or reassessment with any Governmental Body. There are no contingent Tax liabilities or any grounds for an assessment or reassessment of INM, including, without limitation, unreported benefits conferred on any shareholder of INM, aggressive treatment of income, expenses, credits or other claims for deduction under any return or notice other than as disclosed in theFinancial Statements. INM has not received any indication from any Governmental Body that an assessment or reassessment of INM is proposed in respect of any Taxes, regardless of its merits. INM has not executed or filed with any Governmental Body any agreement or waiver extending the period for assessment, reassessment or collection of any Taxes.

         (d) INM has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law to be withheld, and furthermore, has remitted such withheld amounts within the prescribed periods to the appropriate Governmental Body. INM has remitted all Canada Pension Plan contributions, provincial pension plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has remitted such amounts to the proper Governmental Body within the time required under the applicable legislation. INM has charged, collected and remitted on a timely basis all Taxes as required under applicable legislation on any sale, supply or delivery whatsoever, made by INM.

    (18) Default. INM is not in default beyond any period of grace under any instrument evidencing any Indebtedness or liability or under the terms of any instrument pursuant to which an instrument evidencing any Indebtedness or liability has been issued or made and delivered.

    (19) Financial Statements. The Financial Statements have been prepared in accordance with GAAP, where applicable, and are accurate in all material respects. The balance sheets contained in the Financial Statements present fairly the financial position of INM as at the date thereof and the statements of profit and loss and the statement of changes in financial condition contained in the Financial Statements present fairly the results of its operations for the periods indicated. Except as disclosed in the Financial Statements, there has not been any material change in the Assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of INM as set forth therein and there has not been any material adverse change in the Business, operations or conditions (financial or otherwise) or results of the operations of INM since September 30, 2000 and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the Business of INM.

    (20) Accounts Receivable. All accounts receivable and other debts due or accruing to INM are valid obligations and are collectible.

    (21) Intellectual Property. The conduct of the Business does not infringe upon or breach the Intellectual Property rights of any other Person.

    (22) Real Property. INM does not own any real property and is not a party to any Contract or subject to any option capable of becoming a Contract for the purchase of any real property.

    (23) Leases of Real Property. Schedule 3.1(23) lists all leases of real property used in connection with the Business or to which INM is a party or by which it is bound (the "Premises Leases"). INM is not aware of any basis upon which the landlord under any of the Premises Leases would be entitled to terminate any such lease.

    (24) Leases of Personal Property. Schedule 3.1(24) lists all material leases of personal property used in the Business or to which INM is a party or by which it is bound (the "Personal Property Leases").

    (25) Contracts. Other than the Material Agreements, there are no material Contracts of any kind or nature whatsoever relating to INM to which it is a party or by which it is bound, that is material to it or the Business. The Purchaser has been provided with true and accurate copies of the Material Agreements. Each of the Material Agreements is in full force and effect, unamended by oral or written agreement and INM is entitled to the full benefit and advantage of such agreements in accordance with their respective terms. INM is not in default under, nor in breach of, in any material respect, nor has it received any notice of default or termination under any Material Agreement to which it is a party or by which it is bound and there exists no state of facts which after notice or lapse of time or both would constitute such a default or breach, and all of the Material Agreements are in good standing and INM is entitled to all benefits thereunder.

    (26) Contracts Affected by Change of Control. INM is not a party to or bound by any outstanding Contract which requires the prior approval of any change of control of INM from the Vendor to the Purchaser resulting from the transactions contemplated hereby.

    (27) Employee Agreements. INM is not a party to or bound by any employment agreement, sales representative agreement, consulting agreement, collective bargaining agreement or any other agreement or commitment with any Employee or former employee, any labour or trade union or employee association or employer's association, in connection with or relating to the Business.

    (28) Employees. Schedule 3.1(28) contains a complete and accurate list of all Employees. The Vendor has disclosed to the Purchaser in writing all terms and conditions of employment of the Employees, including details of wages, salaries, vacation pay, bonuses, commissions and all other benefits. None of the Employees is on long term disability, on extended sick leave or receiving worker's compensation benefits. All salaries, wages, vacation pay, bonuses, commissions and other emoluments for or in respect of the Employees have been paid or accrued in the Books and Records. Notwithstanding the foregoing, there are no bonuses presently accruing, due or payable to any of the Employees. INM is in compliance in all material respects with all Laws respecting employment, employment practices, pay equity terms and conditions of employment, wages and hours and is not in arrears in the payment of any wages, pension or other benefits or contributions in respect thereof and no dispute or grievance exists with respect thereto. All amounts withheld, required to be withheld, paid or required to be paid prior to Closing in respect of the Employees pursuant to any Law including, without limitation, statutes relating to income and other Taxes, unemployment insurance, employment standards, health insurance, workers' compensation and statutory pension plans have been withheld, paid, discharged or otherwise settled by INM.

    (29) Subsidiaries and Investments. INM has no subsidiaries and does not own, directly or indirectly, any interests or investments (whether debt or equity) in any Person and has no outstanding contracts to acquire any securities of any other person except in the ordinary course of Business or to acquire any other Business operations.

    (30) Wages. Other than the Accrued Management Salaries INM has duly paid all salaries, wages, vacation pay, bonuses, commissions and other payments relating to employment.

    (31) Undisclosed Liabilities. INM does not have any liabilities (contingent or otherwise) which are not disclosed on or referred to in the Financial Statements nor has it incurred any Indebtedness or liability for money borrowed or credit advanced which is not disclosed on or reflected in the Financial Statements other than Indebtedness or liability incurred by or credit extended to it in the ordinary course of its Business.

    (32) Material Adverse Change. Since September 30, 2000, there has been no Material Adverse Change in respect of the Business or financial condition of INM from that reflected in the Financial Statements and the Business and the Assets have not been materially adversely affected as a result of any act or event including, without limitation, fire, accident, strike, expropriation or act of any government.

    (33) No Dividends or Fees. INM has not paid or declared any dividends.

    (34) Due Authorization. The Vendor has all necessary power and authority to enter into this Agreement and to carry out its obligations hereunder, and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Vendor, where applicable.

    (35) Enforceability of Obligations. This Agreement constitutes a valid and binding obligation of the Vendor enforceable against the Vendor in accordance with its terms, subject to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

    (36) Full Disclosure. None of the foregoing representations, warranties and statements of fact and no other statement furnished by the Vendor or INM, (i) to the Purchaser in connection with the negotiation of the transactions contemplated hereby, or (ii) to Evans & Evans, Inc. in connection with the preparation of a Valuation and Fairness Opinion for the Purchaser in respect of the transaction contemplated hereby, contain any untrue statement of a material fact or omit to state any material fact necessary to make any such statement or representation not misleading to a prospective purchaser of the Purchased Shares seeking full information as to INM, the Business, the Assets and the affairs of INM.

    (37) Ownership of Obligations. The Vendor is the sole and beneficial owners, and the holder of record, of the Purchased Shares, have good and marketable title thereto, free and clear of any and all Encumbrances and have the exclusive right to sell, transfer and assign the Purchased Shares.

    (38) No Violation. The execution and delivery of this Agreement by the Vendor and all other agreements required to be delivered by it hereunder and the performance of the transactions contemplated hereby and thereby will not result in: (i) the violation of any of the terms or provisions of the articles of incorporation or by-laws of the Vendor or of any Contract to which the Vendor may be a party or by which it is bound; or (ii) the violation of any of the terms or provisions of any Contract to which INM may be a party or by which it is bound, or (iii) the creation of any Encumbrance on the Purchased Shares.

3.2 SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF THE VENDOR. The representations and warranties of the Vendor contained in Section 3.1 shall survive the Closing and notwithstanding the Closing and except for the Tax Matters representation and warranty contained in Section 3.1(17), shall continue in full force and effect for the benefit of the Purchaser for a period of two years, after which time the Vendor shall be released from all obligations and liabilities hereunder in respect of such representations and warranties except with respect to any claims made by the Purchaser in writing prior to the expiration of such period. The Tax Matters representation and warranty contained in Section 3.1(17) shall continue in full force and effect after Closing for the benefit of the Purchaser until the expiration of all applicable time periods for assessment, reassessment and appeals relating thereto set out in the Income Tax Act (Canada), after which time the Vendor shall be released from all obligations and liabilities hereunder in respect of such representations and warranties except with respect to claims made by the Purchaser in writing prior to the expiration of such period; provided, however, that such representation and warranty shall be deemed to survive forever in the case of tax fraud.

3.3 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The Purchaser represents and warrants to the Vendor that as at the date hereof:

    (1) Due Incorporation, etc. The Purchaser is a corporation duly incorporated and organized and validly subsisting under the laws of Ontario.

    (2) Trading of Shares. The VIQ Shares are posted for trading on CDNX.

    (3) Due Authorization. The Purchaser has all necessary corporate power and authority to enter into this Agreement and to carry out its obligations hereunder and the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Purchaser.

    (4) Enforceability of Obligations. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors' rights generally and to the extent that equitable remedies such as specific performance and injunctions are only available in the discretion of the court from which they are sought.

3.4 SURVIVAL OF REPRESENTATIONS AND WARRANTIES OF THE PURCHASER. The representations and warranties of the Purchaser contained in Section 3.3 or shall survive the Closing and, notwithstanding the Closing, shall continue in full force and effect for the benefit of the Vendor for a period of three years, after which time, the Purchaser shall be released from all obligations and liabilities hereunder in respect of such representations and warranties, except with respect to any claims made by the Vendor in writing prior to the expiration of such period.

                                   ARTICLE 4
                     CERTAIN OTHER COVENANTS OF THE PARTIES

4.1 INVESTIGATION AND AVAILABILITY OF DOCUMENTS AND RECORDS. The Vendor shall promptly deliver or cause to be delivered or made available to the Purchaser all documents, and other data, technical or otherwise, which are owned by or in the possession of the Vendor or INM at the date hereof, which relate to INM or the Business including without limitation, all Books and Records. During the Interim Period, the Vendor shall, and shall cause INM to permit the Purchaser, its agents, including without limitation, accountants, appraisers, advisors and other representatives, full and complete access to INM, the Assets, Employees, title documentation, Contracts and premises, and such other financial or operating data or information with respect to INM or the Business for the purpose of investigating their affairs and the Vendor shall, and shall cause the auditors of INM to give the Purchaser's auditors during normal business hours, full and complete access to the audit working papers of the auditors of INM with respect to the Financial Statements. The provision and review of such documentation and the investigations made by or on behalf of the Purchaser shall not limit, waive or diminish the scope of, or otherwise affect in any way the representations and warranties made by the Vendor herein.

4.2 OPERATIONS DURING INTERIM PERIOD. During the Interim Period, the Vendor shall cause INM:

        (a) to carry on the Business in the ordinary and normal course; and

        (b) not to enter into any material Contracts or Contracts outside of the ordinary course of Business without the prior written approval of the Purchaser.

4.3 CONSENTS TO CHANGE OF CONTROL. The Vendor shall obtain, prior to the Closing, the consents, if any, required by virtue of a change of control of INM pursuant to any Contract to which INM is a party or by which it is bound or required from any Governmental Authorization.

4.4 EXCLUSIVE DEALINGS. During the Interim Period, the Vendor shall not take any action, directly or indirectly, to encourage, initiate or engage in discussions or negotiations with, or provide any information to any Person, other than the Purchaser and its designated and authorized representatives, concerning any sale, purchase, merger or similar transaction involving INM, the Purchased Shares, or the Assets, save for transactions entered into in the ordinary course of business or approved in writing by the Purchaser.



                                   ARTICLE 5
                              CLOSING ARRANGEMENTS

5.1 CLOSING. The closing of the transactions provided for in this Agreement shall take place at the offices of the Purchaser's Counsel, Suite 2300, Commerce Court West, Toronto, Ontario, at 10:00 a.m. (Toronto time) on the Closing Date or at such other time or place as the parties hereto may mutually agree in writing.

5.2 SATISFACTION OF CLOSING CONDITIONS. The parties shall use their best efforts to ensure that the conditions of Closing set out in this Agreement are satisfied in a complete and timely manner to the extent that the satisfaction of such conditions are within their reasonable control.



                                   ARTICLE 6
                              CONDITIONS OF CLOSING

6.1 CONDITIONS FOR THE BENEFIT OF THE PURCHASER. The obligation of the Purchaser to complete the transactions provided for in this Agreement is subject to the fulfilment of the following conditions precedent to the satisfaction of the Purchaser on or prior to Closing, it being understood that such conditions are included for the exclusive benefit of the Purchaser and may be waived in writing in whole or in part by the Purchaser at any time:

    (1) Share Certificates. The Vendor shall deliver or have delivered to the Purchaser share certificates representing all of the Purchased Shares duly endorsed in blank for transfer or with executed irrevocable stock transfer powers attached.

    (2) Representations and Warranties. The representations and warranties of the Vendor contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though made on and as of such date and the Vendor shall have delivered to the Purchaser certificates to such effect, dated the Closing Date.

    (3) Performance of Terms. All the terms and conditions of this Agreement to be complied with or performed by the Vendor at or prior to Closing shall have been complied with or performed at or prior to Closing.

    (4) Corporate Proceedings. All corporate and legal proceedings and approvals which are considered necessary by the Purchaser's Counsel to permit the Vendor to complete the transactions contemplated by this Agreement shall have been taken or obtained and the documents to be executed pursuant to it shall be satisfactory in form and content to the Purchaser and the Purchaser shall have received certified copies of all documents which it may reasonably request in connection with such transactions and of the records of all corporate proceedings in connection therewith.

    (5) Consents and Authorizations. There shall have been obtained:

        (a) all Government Authorizations, exemptions and certificates from all appropriate Government Bodies as are required by the Vendor to permit the transactions contemplated herein;

        (b) all consents and approvals from all applicable governmental or regulatory authorities (including, without limitation, the consent of CDNX) required by the Purchaser to complete the transactions contemplated herein; and

        (c) all consents required under any Contract to which INM is a party or by which it is bound by virtue of the transactions contemplated by this Agreement.

    (6) Releases. The Vendor shall have executed and delivered to the Purchaser a release, substantially in the form set out in Schedule 6.1(6), in respect of all claims and liabilities of INM to the Vendor.

    (7) No Material Adverse Change. During the Interim Period, there shall have been no Material Adverse Change.

    (8) No Litigation. No action or proceeding shall be pending or threatened by any Person or Governmental Body:

        (a) to enjoin, restrict or prohibit the transactions contemplated by this Agreement; or

        (b) which may impose any condition on the consummation of the transactions contemplated hereby.

    (9) Due Diligence. The Purchaser shall have conducted and completed a due diligence investigation with respect to INM, the Business and the Assets and the Purchaser, in its sole discretion, shall have been satisfied in all respects with respect to such due diligence and investigation and, in its sole discretion, shall have determined to proceed with the transactions contemplated by this Agreement.

    (10) Receipt of Closing Documents. All documents required to be delivered by the Vendor pursuant to this Agreement prior to or at Closing shall have been delivered to the Purchaser prior to or at Closing. The Purchaser shall be furnished with such certificates or other instruments of the Vendor as the Purchaser's Counsel considers necessary to effect the transfer of the Purchased Shares and to establish that the terms, covenants and conditions contained in this Agreement have been performed or complied with at or prior to Closing.

    (11) Directors of INM. All of the directors of INM shall have resigned INM from the board of INM.

    (12) Opinion of Vendor's Counsel. The Purchaser shall have received, at Closing, a favourable opinion of the Vendor's Counsel, substantially in the form attached hereto to Schedule 6.1(12).

    (13) Non-Competition Agreement. The Vendor shall have executed and delivered to the Purchaser a Non-Competition Agreement substantially in the form of
Schedule 6.1(13).

    (14) INM Shareholders Agreement. The Vendor shall have executed and delivered an acknowledgement, in form acceptable to the Purchaser, that all consents and approvals required under the INM Shareholders Agreement to transfer the Purchased Shares to the Purchaser.

    (15) Certificates. The Vendor shall have delivered to the Purchaser a certificate of the Vendor to the effect that the Vendor is not a non-resident of Canada for purposes of the Tax Act.

    (16) Approval of Directors of Purchaser. The board of directors of the Purchaser shall have approved this Agreement and the issue of the Consideration Shares pursuant thereto.

6.2      TERMINATION BY PURCHASERS. In the event that any condition in Section
6.1 shall not have been performed or fulfilled on or prior to Closing, the Purchaser in its sole discretion may, without limiting any rights or remedies otherwise available at law or equity either (a) terminate this Agreement by notice in writing to the Vendor, in which event the Purchaser shall be released from all obligations or all then outstanding obligations as the case may be, under this Agreement; or (b) waive compliance with any of such conditions without prejudice to its right of termination in the event of non-fulfilment of any other condition in whole or in part.

6.3 CONDITIONS FOR THE BENEFIT OF THE VENDOR. The obligation of the Vendor to complete the transactions provided for in this Agreement is subject to the fulfilment of the following conditions precedent to the satisfaction of the Vendor on or prior to the Closing Date, it being understood that such conditions are included for the exclusive benefit of the Vendor and may be waived in writing in whole or in part by the Vendor at any time:

    (1) Share Certificates. The Purchaser shall deliver or have delivered to the Vendor properly authorized and completed share certificates, duly registered in the name of the Vendor, representing the VIQ Shares to be issued to the Vendor in accordance with Section 2.2.

    (2) Representations and Warranties. The representations and warranties of the Purchaser contained in this Agreement shall be true and correct on and as of the Closing Date with the same effect as though made on and as of such date and the Purchaser shall have delivered to the Vendor a certificate to such effect, dated the Closing Date.

    (3) Corporate Proceedings. All corporate and legal proceedings to be taken in connection with the transactions contemplated by this Agreement and the documents to be executed pursuant to it shall be satisfactory in form and content to the Vendor and the Vendor shall have received certified copies of all documents which he may reasonably request in connection with such transactions and of the records of all corporate proceedings in connection therewith.

    (4) Performance of Terms. All of the terms, covenants, obligations and conditions of this Agreement to be complied with or performed by the Purchaser at or before Closing, shall have been complied with or performed at or prior to Closing.

    (5) Consents and Authorizations. There shall have been obtained all Governmental Authorizations, exemptions and certificates from all appropriate Governmental Bodies as are required by the Purchaser to permit the transactions contemplated herein.

    (6) No Litigation. No action or proceeding shall be pending or threatened by any Person or Governmental Body:

       (a) to enjoin, restrict or prohibit the consummation of the transactions contemplated hereby; or

       (b) which may impose any condition on the consummation of the transactions contemplated hereby.

    (7) Director and Officer. The Vendor shall have been appointed a Director and Chief Technology Officer of the Purchaser.

    (8) Opinion of Purchaser's Counsel. The Vendor shall have received, at Closing, a favourable opinion of Purchaser's Counsel, substantially in the form attached as Schedule 6.3(7).

6.4 TERMINATION BY VENDOR. In the event that any condition in Section 6.3 shall not have been performed or fulfilled on or prior to Closing, the Vendor in his sole discretion may, without limiting any rights or remedies otherwise available at law or equity either (a) terminate this Agreement by notice in writing to the Purchase in which event the Vendor shall be released from all obligations or all then outstanding obligations as the case may be, under this Agreement; or (b) waive compliance with any of such conditions without prejudice to its right of termination in the event of non-fulfilment of any other condition in whole or in part.

                                    ARTICLE 7
                                 INDEMNIFICATION

7.1 INDEMNIFICATION BY THE VENDOR. The Vendor agrees to indemnify and hold the Purchaser harmless from and against all claims, actions, suits, losses, costs, damages, expenses and liabilities, including reasonable legal fees, directly or indirectly suffered by the Purchaser, as a result of or relating in any manner whatsoever to:

        (a) any breach of or any non-fulfilment of any agreement or covenant of the Vendor contained in this Agreement or instrument executed and delivered pursuant to this Agreement; or

        (b) any breach of, or any inaccuracy in, any of the representations or warranties made by the Vendor under this Agreement or any other agreement or instrument executed and delivered pursuant to this Agreement.

and any such indemnification payment shall represent an adjustment of the Purchase Price.

7.2 INDEMNIFICATION BY THE PURCHASER. The Purchaser agrees to indemnify and hold harmless the Vendor from and against all claims, actions, suits, losses, costs, damages, expenses and liabilities, including reasonable legal fees, directly or indirectly suffered by the Vendor, as a result of or relating in any manner whatsoever to:

        (a) any breach of or any non-fulfilment of any agreement or covenant of the Purchaser contained in this Agreement or instrument executed and delivered pursuant to this Agreement; or

        (b) any breach of, or any inaccuracy in, any of the representations or warranties made by the Purchaser under this Agreement or any other agreement or instrument executed and delivered pursuant to this Agreement.

and any such indemnification payment shall represent an adjustment of the Purchase Price.

                                    ARTICLE 8
                                     GENERAL

8.1 EXPENSES. Each party shall be responsible for its own legal and other charges incurred in connection with the preparation of this Agreement and all negotiations between the parties.

8.2 FURTHER ASSURANCES. Each of the parties hereto from time to time at the request and expense of any other party hereto and without further consideration, shall execute and deliver such other instruments of transfer, conveyance and assignment and take such further action as the other party may require to more effectively complete any matter provided for herein.

8.3 AMENDMENTS AND WAIVER. No modifications of or amendments to this Agreement shall be valid or binding unless set forth in writing and duly executed by all the parties hereto and no waiver of any breach of any term or provision to this Agreement shall be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

8.4 TIME OF ESSENCE. Time shall be of the essence of this Agreement in all respects.

8.5 SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in whole or in part shall not be deemed to affect or impair the validity of any other provision hereof and the provisions hereof are declared to be separate and distinct.

8.6 NOTICES. Any notice required or permitted to be given hereunder shall be in writing and shall be effectively given if (i) delivered personally, (ii) sent by prepaid courier service addressed, or (iii) sent prepaid by fax or similar means of electronic communication in each case to the applicable address set out below:

                  if to the Vendor, to:

                  Oleg Feldgajer
                  175 Columbia Street West
                  Suite 203
                  Waterloo, Ontario
                  N2L 5Z5

                  with a copy to:

                  Shuh, Cline & Grossman
                  17 Weber Street West
                  Kitchener, Ontario
                  N2H 3Y9

                  Attention:        Mark S. Grossman
                  Facsimile:        (519) 575-1590

                  if to the Purchaser, to:

                  VoiceIQ Inc.
                  240 Riviera Drive
                  Markham, Ontario
                  L3R 5M1

                  Attention:        The President
                  Facsimile:        (905) 948-8276
                  with a copy to:

                  Blake, Cassels & Graydon LLP
                  Box 25, Commerce Court West
                  Toronto, Ontario
                  M5L 1A9

                  Attention:        Mr. Robert A. Bondy
                  Facsimile:        (416) 863-2653

Any notice so given shall be deemed conclusively to have been given and received on the delivery if delivered, or on the day of faxing or sending by other means of electronic communication, or on the second Business Day following the sending thereof by private courier. Any party hereto may change any particulars of its address for notice by notice to the others in the manner aforesaid.

8.7 SUCCESSORS AND ASSIGNS. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

8.8 COUNTERPARTS. This Agreement may be executed in one or more counterparts each of which when so executed shall be deemed to be an original and such counterparts together shall constitute but one and the same instrument.

8.9 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The parties hereto irrevocably agree to attorn to the laws of Ontario and the non-exclusive jurisdiction of the courts of Ontario.

        IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.



                                 (Signed)  "Oleg Feldgajer"
                                 ------------------------------
                                 OLEG FELDGAJER

                                  VOICEIQ INC.


                                 By: (Signed) "Terry Graham"
                                 ------------------------------